

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2014

<u>Via E-Mail</u>
Diane J. Harrison
Chief Executive Officer
PurpleReal.com, Corp.
6371 Business Boulevard, Suite 200
Sarasota, Florida 34240

> **Re: PurpleReal.com, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 9, 2014**
> **File No. 333-194307**

Dear Ms. Harrison:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 in our letter dated April 2, 2014 and your amended disclosure. Please further discuss the implications of your shell company designation as it pertains to Rule 144. For example, please discuss limitations on the ability of your security holders to resell restricted or control securities.

2. We note your response to comment 2 in our letter dated April 2, 2014 and your statement that you anticipate the website and your business being operational in the next 12 months. However, your disclosure indicates that your website will be operational and you will provide products and payment methods in the next three months. Please advise or revise. In addition, please disclose in your filing that you are not a blank check company and that your business plan does not include the merger with or acquisition of unidentified companies, entities or persons.

3. We note your response to comment 4 in our letter dated April 2, 2014. Given that the selling stockholders are named as underwriters, the length of time the selling stockholders have held their shares, the fact that the selling stockholders are registering the sale of 100% of the outstanding shares held by non-affiliates, and the fact that your disclosure indicates, for the most part, that the shares will be sold at a fixed price for the duration of the offering, it continues to appear that this is an indirect primary offering. Please revise your disclosure on the prospectus cover page and on pages I-15 and I-26 to delete the references to selling shareholders being able to offer securities at prevailing market prices in the event you are quoted on the OTCBB or listed on an exchange.

4. We note your response to comment 5 in our letter dated April 2, 2014, however it appears that you have not revised your disclosure fully in response to that comment. Please revise your disclosure throughout your filing to remove any references to current customers, suppliers, products or business activities, and to revise any statements that suggest an inappropriate degree of certainty regarding the development of your business operations, for example by changing such references from "will" to "intend to." As examples only, we note the following references: "our products," "our merchandise," "our revenues," the intention to "grow and expand our business," "our products are discretionary for our clients," "the vast majority of our revenues are derived from working class families," the company "will be implementing its business plan," you "will maintain our website," "will provide silk products and costume jewelry," "we will offer delivery by…" and "will be purchasing our silk and costume jewelry products from manufacturers."

Risk Factors, page I-6

5. We note your response to comment 13 in our letter dated April 2, 2014 and we re-issue the last sentence of that comment.

We occupy our business under a month to month rental…, page I-9

6. We note your response to comment 18 in our letter dated April 2, 2014. Please revise this risk factor to make it clear that no physical sales take place at your rented premises, and that only support services are conducted at this location.

Security Ownership of Certain Beneficial Owners and Management, page I-17

7. Please update the table which appears in this section to reflect the required information as of the most recent practicable date. Please refer to Item 403 of Regulation S-K.

Plan of Operation, page I-24

8. We note the costs associated with the build-out of your website were $250 however, the statement of operations reflects only $92 in expenses. Please revise your disclosure so that it is consistent and accurate.

9. We note your twelve month plan calls for a burn rate of cash to be less than $500 per month. Please clarify the costs associated with GoDaddy.com for construction, development, hosting of your website and search engine utilization and explain whether it is considered as part of your initial twelve month plan.

10. We note your amended disclosure in response to comment 25 in our letter dated April 2, 2014. Please discuss the expected capital commitments and timing associated with establishing a relationship with a third party credit card payment processor. Please also revise to discuss the anticipated timing associated with the various stages of development discussed in this section.

11. We note your statement in this section that you plan to order products through wholesalers located within the continental United States; however, throughout the rest of your prospectus you state that you have contacted wholesalers in China and Hong Kong with distributors in the United States. Please revise your disclosure so that it is consistent and accurate.

12. As previously requested in comment 26 in our letter dated April 2, 2014, please discuss the certain economic and industry-wide factors relevant to your proposed business operations. For example, please discuss the material opportunities, challenges and risks which management is focused on, and how management plans on addressing such opportunities, challenges and risks.

Certain Relationships and Related Transactions, page I-26

13. We note your response to comment 28 in our letter dated April 2, 2014 and re-issue the comment.

Report of Independent Accountants, page F-2

14. We note your response to comment 31 in our letter dated April 2, 2014. We note the report was revised to refer to a balance sheet date as of March 31, 2014 which is not consistent with the balance sheet provided as of January 31, 2014. Please have your auditors revise their report to refer to the balance sheet included.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director